Contact

www.linkedin.com/in/tinogo (LinkedIn)
www.hellobaru.com/ (Company)

Top Skills

Forecasting

Financial Modeling

Financial Analysis

Languages

English (Native or Bilingual)

French (Full Professional)

Italian (Professional Working)

Patents

System, method, and computer program product for manufacturing a customized product

Tino Go, Affiliate ASID, Industry IIDA

Relocalize manufacturing to generate 40% cost savings. Baru's generative-design-ready, locally-made custom cabinets are available nationwide through a network of idle machines - Uber of digital manufacturing.

Philadelphia, Pennsylvania, United States

Summary

At Baru, we connect underused machinery to a gig economy model, targeting the $100 billion cabinet industry. Our process automation software improves local supply chains and cuts costs by eliminating long-distance shipping and warehousing.

As CEO and Founder, my team and I focus on efficient operations and customer satisfaction. We deliver custom cabinets directly to job sites, avoiding storage and reducing the risk of damage, improving efficiency, and supporting a more sustainable manufacturing model.

Experience

Baru

CEO & Founder

April 2019 - Present (6 years 1 month)

Baru is revolutionizing the manufacturing sector by transforming underused machines into a gig platform for cabinet products, combining the concepts of VistaPrint and Uber. This innovative strategy aims to localize manufacturing supply chains using proprietary process automation software. By utilizing locally available machines, Baru addresses the inefficiencies afflicting the $18 billion cabinet industry, especially the 40% revenue loss due to long-distance freight and warehousing.

Baru tackles issues such as high local logistics costs, unpredictable delivery times, and frequent damage by offering direct deliveries to job sites, scheduled to minimize risks of storage and damage. This approach not only boosts operating efficiencies but also increases profits for dealers and contractors. Furthermore, Baru enables dealers to reach a broader customer base and offers more flexibility in pricing for Baru products.

Thanks to its process automation, Baru can quickly set up local manufacturing and initiate shipping, promoting rapid regional expansion and the decentralization of supply chains. This nimbleness meets market demands and sets Baru apart in enhancing the efficiency of cabinet manufacturing. With Baru, manufacturing partners have the potential to quadruple their production while doubling their traditional operating margins.

The Fourth Effect
Startup Founder Member
August 2024 - Present (9 months)

The Fourth Effect is the first networking and matchmaking site focused on startup advisory and governing boards providing transparent access to a talented and diverse cohort of executives who want to break into the for profit board and investment pipeline as a way to thrive professionally, build wealth and level the playing field. Platform Tour: https://www.thefourtheffect.com/platform-tour

eXchangeDirt LLC
Member
April 2022 - October 2024 (2 years 7 months)

InsightActionProfits, LLC
Fractional CFO Services
2013 - January 2020 (7 years)
Cleveland, Ohio, United States

Fractional CFO Services: We help business owners generate additional profits.
Clients have included BASF, MTD Products, Pentair, and others.
Overseen companies up to $1.2 billion revenues.
Our team's capabilities include the following services:
The strategic, tactical and financial services that Tino offers companies through InsightActionProfits, LLC include:
· Strategic and operational planning
· Business process engineering
· Industry and market analysis
· Budgeting and forecasting
· Risk assessment and mitigation
· Statistical simulation modeling
· Financial statement analysis
· Integrated financial forecast modeling

· Risk/benefit analysis
· Cash management analysis
· Metrics reporting and dashboards
· Data extraction and data mining

Recent projects:
· Authored a global markets financial forecasting tool for a business unit of $2.5 billion MTD Products.
· Supported $600 million Pentair FP&A budgeting process during team member's medical absence
· Engaged as Interim CFO for $1.2 billion BASF business unit; reduced monthly administrative process by 75%, from over 30 to 6 working days; developed cross-functional procedure to make master data capture more accurate to eliminate rework saving 24 hours per month
· Developed plan to reduce freight costs by up to $2 million per year for middle market manufacturer
· Proposed inexpensive data capture plan to integrate operating records to cloud for easy analysis and reduce risks to business continuity
· Designed point-of-sale cost scorecard for retail service company
· Performed as acting CEO of advanced manufacturing startup

Heroux-Devtek
Controller
2013 - 2014 (1 year)

· Recruited as member of new management team overseeing Ohio manufacturing facilities.

Ernst & Young Global Services -- IT Services
Assistant Director, Financial Planning & Analysis
2012 - 2013 (1 year)
Cleveland/Akron, Ohio Area

· Recruited to assist architecture design of forecasting system at $1.2 billion Global IT Services organization.

Ross Environmental Services
Controller
2010 - 2012 (2 years)
Greater Cleveland

· Led accounting, finance, and purchasing teams. Reporting and forecasting for two corporate groups and 21 subsidiaries.

· Re-engineered accounting and business practices for enhanced business intelligence and ERP implementation.

· Developed integrated forecasting model for scenario planning, covenant monitoring, and acquisitions.

· Mined invoice data to identify key operational levers for financial turnaround of truck fleet operations.

Jiffy Products of America
Controller
2004 - 2009 (5 years)
Greater Cleveland

· Supervised accounting department to monitor company assets and deliver financial reports for worldwide financial consolidations for private equity owners. Oversaw payroll and standard cost systems. Managed internal control systems to reduce reporting risk. Designed data routines for 70% reduction of time to close.

· Controlled general ledger and all accounting sub-ledgers. Prepared books for outside auditors. Oversaw and managed budgets and forecasts, CAPEX, and conducted variance analyses.

· Created holistic pricing structures to meet transfer pricing guidelines. Assisted with target pricing strategies and new product launches in strategic markets.

· Segregated risk seasonality for post-merger roll-up of insurance. Realized 12% savings despite 15% growth.

· Evaluated post-merger footprint to eliminate 300,000 square feet of system-wide warehouse space.

· Identified market opportunity to hedge $17.2 million floating rate note with $8.6 million fixed rate swap.

· Monitored macroeconomic situation to hedge risk or benefit from opportunity. Managed balance sheet and transactional currency risk.

· Deployed IT strategic initiatives and administered IT infrastructure. Managed development of E-commerce website concurrent with consumer direct-mail venture.

· Upgraded to Microsoft Dynamics AX ERP (ver. 2.5 & 4.0) system from Macola Progression ERP.

· Led North American cash consolidation into a single pooling structure to save 3% borrowing spread (over $200,000 of interest per year). Working capital loans reduced by 20%.

· Mentored staff to leverage strengths. Facilitated staff development and training programs.

Stout Risius Ross
Contract Analyst - Restructuring & Performance Improvement
2002 - 2003 (1 year)
Detroit Metropolitan Area

· Assessed financial status and cash flow requirements of Tier One and Tier Two parts manufacturing companies worldwide to prevent supply chain disruption and ensure continued support for automobile manufacturer.
· Supported analyses and pro forma modeling of companies in plastic injection, metal casting and machining, integrated steel mill, steel preparation and stamping, and building materials industries.
· Assisted development of an integrated cash flow model for a $180 million, nine-division capital goods multinational.

Focus: HOPE
Pro Bono Consultant - $80 million capital campaign
2002 - 2002 (less than a year)
Detroit, Michigan, United States

· Analyzed existing marketing program to develop supplemental marketing approach. Led team to develop fact-based promotional document to raise $10 million campaign shortfall.
· Identified and quantified key program qualities to incite increased patronage and broader public interest. Substantiated the effectiveness of the organization's initiatives with academic research.
· Conducted present value analysis to confirm that annual return on investment (on entire annual operating budget) exceeded 225% from just the educational division's results.

Plante & Moran, PLLC
Turnaround Consultant
2001 - 2002 (1 year)
Detroit Metropolitan Area

· Consulted with troubled companies, analyzed financial situation, reviewed systems and procedures to allow strategic decision making and execution of business plans.
· Modeled financial projections of manufacturing companies and distributors for use in bank negotiations, and identification of restructuring opportunities.
· Developed non-linear stochastic financial simulation model of $100 million multi-campus college with over 50 cost centers, to assist management assess multi-year strategy. Led management to undertake major retrenchment, site closings, and program cutbacks.

· Established and developed relationships with leading law firms to quickly secure new business.

Cosmos L'Espace -- Studios and Advertising
7 years

Regional Director - Benelux / Germany
1993 - 1995 (2 years)
Düsseldorf, North Rhine-Westphalia, Germany

· Established firm's first foreign office in Duesseldorf, Germany, to develop Northern European accounts.
· Developed new clients in Amsterdam, Brussels, Duesseldorf, Frankfurt, Hamburg, Milan, Rome, Stuttgart, and Turin.
· Acquired clients: Barilla Foods Intl., Lancia International, Levi Strauss Italy, Marlboro Germany, Mitsubishi Europe, Nissan Europe, Opel Europe, Peugeot Italy, Renault Italy, Rover Germany.

Country Manager - Italy
1991 - 1993 (2 years)
Paris, Île-de-France, France

· Developed and executed innovative strategies to expand international growth of advertising, talent, and production service agency during economic recession, successfully acquiring new business in Italy.
· Priced and negotiated international transactions with team sizes averaging between 10 and 30 professionals.

Production Manager
1988 - 1991 (3 years)
Paris, Île-de-France, France

· Managed job budgets, as well as conducted the sourcing and motivating of technical teams on international assignments. Maintained an average net profit margin of 14% per contract.
· Initiated team controls and procedures affecting significant savings in production and travel costs.

Exile Productions
6 years

Business Owner
1984 - 1988 (4 years)
Los Angeles, California, United States

Business Owner

1982 - 1984 (2 years)

Detroit, Michigan, United States

Advertising production services

_____

Education

University of Michigan
B.A., Economics

Indiana University - Kelley School of Business
M.B.A., Finance

Walsh College
M.S., Accounting

Weatherhead School of Management at Case Western Reserve
University
Non-Degree Program, Law